May 15, 2009

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Michael McTiernan

Re:    iShares® Diversified Alternatives Trust

Dear Mr. McTiernan:

Thank you for your letter dated October 24, 2008 setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) to Pre-Effective Amendment No. 1 to the Registration Statement on form S-1 (Registration No. 333-153099) filed on October 14, 2008 (the “Registration Statement”) in respect of the continuous offering pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), of shares (the “Shares”) of the iShares® Diversified Alternatives Trust, a statutory trust to be created under the laws of the State of Delaware (the “Trust”). On the date hereof, Barclays Global Investors International, Inc., in its capacity as the sponsor of the Trust (in such capacity, the “Sponsor”), has caused the filing of Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”).

The responses to the staff’s comments are set forth below. For convenience, we have re-typed in italics the staff’s comment preceding each response. Capitalized terms not defined herein have the meaning ascribed to them in the prospectus that is part of the Amendment.

General

1.	We note that you have omitted significant information that is either currently available to the Trust or that materially effects (sic) the ability of the Trust to conduct the proposed offering. For example, we note that you have not included the specific fee percentages the Trust will pay on its net assets, complete break-even disclosure and required audited financial statements. Please provide this information in your next amendment on Form S-I. Additionally, we note that the Trust has not been formed as of the date of your filing.

All information currently available to the Sponsor has been incorporated in the Amendment. Kindly be advised that the Sponsor expects that Trust will be formed once all staff comments have been addressed to the staff’s satisfaction. At that time, the Sponsor expects the Initial Purchaser to acquire the Initial Shares in exchange for a consideration of $10,000,000 which will constitute the initial assets of the Trust. Immediately following that capital contribution, the Trust will prepare its statement of financial condition which, once audited by the Trust’s independent registered public accounting firm, will be filed with a pre-effective amendment to the Registration Statement that the Sponsor expects will be declared effective under the Securities Act.

2.

We note your response to our prior comment 2 regarding the advisor’s experience or prior performance in commodities trading. We also note the risk factor on page 23 dealing with the fact that the trust will be subject to risks associated with being newly organized and the statement in this risk factor regarding the sponsor and advisor’s lack of experience with actively managed, publicly offered commodity funds. In light of the lack of prior experience, please add a separate risk factor in the Risk Factors section discussing this risk in further detail. Additionally, please add this risk to the cover page of the prospectus.

The additional disclosure requested by the staff has been added on the cover page and on page 23 of the prospectus.

3.	We note your response to our prior comment 3. Please disclose on the cover page that the initial basket(s) will be sold for $50 per share. Additionally, please disclose on the cover page the offering price Authorized Participants will pay following the initial purchase of the initial baskets by the Initial Authorized Participant. Finally, please also include disclosure of both the initial offering price and the offering price to Authorized Participants at a later time in the Plan of Distribution section.

The cover page has been revised to disclose the $50.00 per Initial Share to be paid by the Initial Purchaser, and to clarify that the Authorized Participants will pay to the Trust, as consideration for the issuance of Baskets of new Shares, a consideration equal to the Basket Amount announced by the Trust on the first Business Day immediately following the day on which the corresponding purchase order was received by the Trust.

The Plan of Distribution section of the prospectus has been revised to include the information requested by the staff.

Forward-Looking Statements, page iii

4.	We note your response to our prior comment 4. We believe that the sentence as written is not consistent with applicable law and thus should be deleted or revised.

The language referred to by the staff has been deleted.

Legal Opinions

5.	Please confirm that you will file executed legal opinions prior to effectiveness and update the reference to the tax opinion in the prospectus accordingly.

Executed legal opinions will be filed as exhibits to the Registration Statement prior to effectiveness.

At the time the executed tax opinion is filed as Exhibit 8.1 to the Registration Statement, (i) the opening language under “Certain U.S. Tax Consequences (page 8 of the prospectus) and the introductory language of second sentence under “U.S. Federal Income Tax Consequences—Classification of the Trust” (page 64 of the prospectus) will be changed to read as follows: “The Trust has received the opinion of Clifford Chance US LLP to the effect that . . .”; and (ii) the introductory language in the forth sentence of the same paragraph will be changed to read: “It must be emphasized that the opinion of Clifford Chance US LLP is based on various assumptions . . .”.

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Graphic to be included in the prospectus.

As requested in your comment number 1 of September 12, 2008, we are submitting with the hard copy of this communication a sample of the graphic that the Sponsor would like to include on page 3 of the prospectus. Any comments you may have will be appreciated.

Please feel free to contact the undersigned at (212) 878-8075 or Edgard Alvarez at (202) 912-5007 with any questions or comments you may have regarding this matter.

Sincerely,

/S/ DAVID YERES
David Yeres

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